Exhibit (n)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report on May 29, 2015, with respect to the senior securities table in the Registration Statement (Form N-2) and related Prospectus of BlackRock TCP Capital Corp. for the registration of its common stock, preferred stock, debt securities, subscription rights, and warrants.

/s/ Ernst & Young LLP

Los Angeles, California
August 16, 2019